                                                              EX99(a)(1)(T)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares or Rights. The Offer is made solely by the Offer to Purchase dated November 29, 2000 (the "Offer to Purchase"), the Supplement thereto dated May 7, 2001 (the "First Supplement"), the Second Supplement thereto dated January 28, 2002 (the "Second Supplement") and the related revised Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares or Rights in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the Purchaser by Morgan Stanley & Co. Incorporated or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Company Holdings, Inc.,
a wholly owned subsidiary of
Weyerhaeuser Company,
Has Increased the Price of Its Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Related Preferred Stock Purchase Rights) of
Willamette Industries, Inc.
to
$55.50 Net Per Share

Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), has increased the price of its offer to purchase
(1) all the outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc. ("Willamette" or the "Company"), an Oregon corporation, and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, par value $0.50 per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000, by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (as amended from time to time, the "Rights Agreement"), to $55.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, the First Supplement, the Second Supplement and the related revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless the context otherwise requires, all references to the Shares herein include the associated Rights, and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement. Unless the Rights are redeemed prior to the Expiration Date (as defined herein), holders of Shares will be required to tender one associated Right for each Share tendered in order to effect a valid tender of such Share. Accordingly, shareholders who sell their Rights separately from their Shares and do not otherwise acquire Rights may not be able to satisfy the requirements of the Offer for the tender of Shares. Shareholders who have already tendered Shares pursuant to the Offer using the previously distributed (blue or pink) Letter of Transmittal or (yellow or grey) Notice of Guaranteed Delivery and who have not withdrawn such Shares need not take any further action in order to receive the increased Offer Price of $55.50 per Share if Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure, if such procedure was utilized.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 8, 2002, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date a number of Shares that would represent at least a majority of the total number of outstanding Shares on a fully diluted basis.

Except as otherwise expressly set forth in the Second Supplement, all the terms and conditions of the Offer previously set forth in the Offer to Purchase and the First Supplement remain applicable in all respects to the Offer, and the Second Supplement should be read in conjunction with the Offer to Purchase and the First Supplement.

The Offer is being made pursuant to the Agreement and Plan of Merger dated January 28, 2002 (the "Merger Agreement"), among Weyerhaeuser, the Purchaser and Willamette pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will engage in a second-step merger transaction (the "Merger"), whereby all of the remaining outstanding shares of common stock of Willamette will be converted into the right to receive $55.50 per share in cash, without interest thereon.

THE BOARD OF DIRECTORS OF WILLAMETTE HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, APPROVED THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, DETERMINED THAT THE TERMS OF THE OFFER, THE MERGER AND SUCH OTHER TRANSACTIONS ARE FAIR TO, AND IN THE BEST INTERESTS OF, WILLAMETTE AND ITS SHAREHOLDERS, AND RECOMMENDED THAT HOLDERS OF WILLAMETTE COMMON STOCK ACCEPT THE OFFER AND TENDER THEIR SHARES OF WILLAMETTE COMMON STOCK PURSUANT TO THE OFFER.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary for the Offer, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares ("Share Certificates") and, if applicable, certificates representing the related Rights ("Rights Certificates") or timely confirmation of book-entry transfer of such Shares and, if applicable, Rights into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the book-entry transfer procedures described in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (c) any other documents required by the Letter of Transmittal. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest be paid on the Purchase Price of any Shares to be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment. The Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges of the Depositary and Information Agent.

The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, February 8, 2002, unless and until the Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire. Subject to the applicable rules and regulations of the Securities and Exchange Commission, the Purchaser reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events or facts set forth in Section 8 of the Second Supplement shall have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Purchaser exercises its right to extend the Offer. Any such extension will be followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Purchaser may include a Subsequent Offering Period (as described in Section 1 of the Offer to Purchase) and expressly reserves the right to do so in its sole discretion.

If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule

14e-1(c) under the Exchange Act, retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in
Section 4 of the Offer to Purchase.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if Share Certificates are submitted representing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase, such Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer. In the event separate Rights Certificates are issued, similar action will be taken with respect to unpurchased and untendered Rights.

Except as otherwise provided below, tenders of Shares and, if applicable, Rights made pursuant to the Offer are irrevocable. Shares and Rights tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. A withdrawal of a Share will also constitute a withdrawal of the related Right. Rights may not be withdrawn unless the related Shares are also withdrawn.

To be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, the First Supplement or the Second Supplement. Any such notice of withdrawal must specify the name of the person who tendered the Shares or Rights to be withdrawn, the number of Shares or Rights to be withdrawn and the name of the registered holder of the Shares or Rights to be withdrawn, if different from the name of the person who tendered the Shares or Rights. If Share Certificates or Rights Certificates evidencing Shares or Rights to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares and Rights have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares or Rights have been delivered pursuant to the procedures for book-entry transfer as set forth in
Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares or Rights and otherwise comply with the Book-Entry Transfer Facility's procedures.

Withdrawals of Shares or Rights may not be rescinded. Any Shares or Rights properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding.

The Second Supplement and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Willamette's shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in the Offer or the Merger in exchange for Shares will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Shareholders should consult their tax advisors about the particular effect the proposed transactions will have on their Shares.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase, the First Supplement and the Second Supplement and is incorporated herein by reference.

The Offer to Purchase, the First Supplement, the Second Supplement and the Letter of Transmittal contain important information that shareholders should read before making any decision with respect to the Offer.

Requests for copies of the Offer to Purchase, the First Supplement, the Second Supplement, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser's expense. No fees or commissions will be payable to brokers, dealers or other persons (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer. The Information Agent for the Offer is:

INNISFREE LOGO

501 Madison Avenue, 20th Floor
New York, New York 10022
Banks and Brokers Call Collect: (212) 750-5833
All Others Please Call Toll-Free: (877) 750-5838
The Dealer Manager for the Offer is:

Morgan Stanley LOGO

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
(212) 761-6945
January 30, 2002